AB 3/24

14049623

UN
SECURITIES AN
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2013 AND ENDING December 31, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Investshares

(No. and Street)

2021 Sundew Dr. Troy, MI 48098

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Goggins (248) 641-9777

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge

(Name – *if individual, state last, first, middle name*)

1901 Post Oak Park Drive #4202 Houston, TX 77027

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27/14

OATH OR AFFIRMATION

I, Michael J. Goggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investshares, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUMA N NAGARA
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF MACOMB
My Commission Expires July 9, 2018
Acting in the County of Oakland

Signature

Managing Member

Title

Feb 28, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investshares

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditors Report Thereon
and
Supplemental Report on Internal Controls

For the Year-Ended December 31, 2013

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Investshares

I have audited the accompanying statement of financial condition of Investshares (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States (PCAOB). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 27, 2014

Nathan T. Tuttle, CPA

Investshares

Financial Statements

Statement of Financial Condition
As of December 31, 2013

TOTAL ASSETS	$ 6,932
LIABILITIES and MEMBERS' EQUITY	
LIABILITIES	
Accounts Payable	51
Commissions Payable	15
TOTAL CURRENT LIABILITIES	66
TOTAL LONG-TERM LIABILITIES	-
TOTAL LIABILITIES	66
MEMBERS' EQUITY	6,866
Total Members' Equity	6,866
TOTAL LIABILITIES and MEMBERS' EQUITY	$ 6,932

The accompanying notes are an integral part of these financial statements.

Investshares
Financial Statements

Statement of Operations
As of December 31, 2013

Revenues	
Commissions	$ 16,148
Total Revenue	$ 16,148
Operating Expenses	
Bad Debt	891
Bank Service Fees	146
Commissions	1,133
Continuous Education	169
Insurance Expense	222
Office Expense	488
Postage and Delivery	174
Printing	102
Professional Fees	4,083
Salaries - Officers	1,963
Licenses and Permits	1,045
Telephone and Internet	4,326
Travel and Entertainment	569
Total Operating Expenses	$ 15,311
Other Income	
Net Unrealized Gain on Securities	-
Interest and Dividend Income	1
Total Other Income	1
Income Before Income Taxes	839
Tax Provision	-
Net Income	$ 839

Investshares

Financial Statements

Statement of Cash Flow
As of December 31, 2013

Cash Flows from Operating Activities:	
Net Income	$ 839
Changes in Operating Assets and Liabilities:	
Commissions Receivable	(601)
Accounts Payable	51
Commissions Payable	(23)
Net Cash Provided by Operating Activities	267
Cash Flows for Investing Activities	-
Cash Flows from Financing Activities:	
Capital Contribution	-
Capital Didtribution	-
Net Increase in Cash	267
Cash at Beginning of Year	6,044
Cash at End of Year	$ 6,311

SUPPLEMENTAL INFORMATION

Interest Paid	$ -
Income Taxes Paid	$ -

Investshares

Financial Statements

Statement of Changes in Ownership Equity
As of December 31, 2013

Balance, December 31, 2012	$ 6,026
Distribution	-
Contribution	-
Net Income	839
Balance, December 31, 2013	$ 6,866

Investshares

Financial Statements

Statement of Changes in Subordinated Liabilities
As of December 31, 2013

Balance of Subordinated Claims at January 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2013		$ -

Investshares

Notes to Financial Statements
As of December 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of this statement of these financial statements.

Company Operations

IMA Securities , LLC d/b/a lnvestShares (the "Company") was organized in the State of Michigan, as a single member LLC with its main office located in Troy Michigan. The Company does not have any branch offices. The Company is registered in the states of California, Florida and Michigan to sell mutual funds, annuities and life insurance.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since they do not hold customer funds or securities. Broker dealers operating under the provisions of Paragraph (k)(2)(1) of Rule 15c3-3 are also exempted from the remaining provisions, including the requirement to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

Basis of Accounting

The Company uses the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company (LLC), which is generally not a taxpaying entity for federal Income tax purposes. Income from the Company is taxed to the sole member on its individual income tax return.

Effective January 1, 2009 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained , based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At December 31, 2011, there were no uncertain tax positions that require accrual.

No federal tax returns are currently under examination by the Internal Revenue Service ("IRS"). However years 2009 and later remain subject to examination by the IRS and respective states.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, annuities and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis, with the exception of commissions on 12b-1 fees and annuities which are deferred until received. Client transactions are recorded on a trade date basis.

NOTE 2 - SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to February December 31, 2012 through February 27, 2014, the date the financial statements were available to be issued.

Investshares
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Computation of Net Capital

Total Stockholder's Equity		$ 6,866
Non-Allowable Assets		
Total Non-Allowable Assets		$ -
Haircuts on Securities Positions	$ -	
Undue Concentration Charges	$ -	
Total Securities Charges		$ -
Net Allowable Capital		$ 6,866

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 4
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 1,866

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 66
Percentage of Aggregate Indebtedness to Net Capital	0.96%

Reconciliation of Computation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2013		$ 6,617
Adjustments			
Change in Equity		$ 249	
Change in Non-Allowable Assets		$ -	
Change in Securities Charges		$ -	
Net Capital per Audit			$6,866
Reconciled Difference			$ -

Investshares

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2013

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $6,866 which was $1,866 in excess of its required net capital of $5,000. The Company's net capital ratio was .96%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(1); Limited Business (mutual funds or variable annuities only)..

Statement Related to SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Report on Internal Control
For the Year-Ended December 31, 2013

To the Shareholder and
Board of Directors
Investshares
2021 Sundew Dr.
Troy, MI 48098

I have audited the accompanying statement of financial condition of Investshares (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States (PCAOB). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 27, 2014

Nathan T. Tuttle, CPA

Form SIPC-3 FY 2013

RECEIVED JAN 22 2013

SCANNED

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2013** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
- ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☒ (II) the sale of variable annuities;
- ☐ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.